UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70653

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THEPERIOD BEGINNING 01-01-2023 (MM/DD/YY) ANDENDING 12-31-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PALMAS SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

URB Palmas Plantation, 83 Green Street
(No. and Street)

Humacao	Puerto Rico	00791
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Kim	404-846-2560	edward.kim@palmassecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

EK

RITA MOLINELLI ABOGADA NOTARIO LIBERTAD JUSTICIA

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer LLC
(Name – if individual, state last, first, and middle name)

1600 Highway 6, Suite 100	Sugar Land	Texas	77478
(Address)	(City)	(State)	(Zip Code)

07.14.2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD KIM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PALMAS SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Affidavit # 27,778

Signature: ______________________

Title: CEO

Notary Public Rita Molinelli
Lifetime license 5330

RITA MOLINELLI · LIBERTAD · P P · JUSTICIA · ABOGADO NOTARIO

RECIBO
Sello
4U23-50150061
9397
02/02/2024
$5.00
Sello de Asistencia Legal
80004-2024-0202-12759042

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

EK

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Palmas Securities, LLC
Financial Statements and Supplemental Schedules
For the year ended December 31, 2023

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

(These financial statements and schedule(s) should be deemed confidential pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.)

Table of Contents



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Palmas Securities, LLC.
52 Harbour Lights Drive
Humacao, PR 00791

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Palmas Securities, LLC. (the "Company") as of December 31, 2023, and the related statements of income, changes in member's equity, and cash flows for the year then ended, December 31, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of Palmas Securities, LLC.'s financial statements. The supplemental schedules are the responsibility of Palmas Securities, LLC.'s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Palmas Securities, LLC's. auditor since 2021.
Sugar Land, TX
February 9, 2024

Palmas Securities, LLC
Financial Statements
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	58,375
Receivables from brokers, dealers and clearing organizations		28,315
Prepaid deposits and expenses		3,884
TOTAL ASSETS	$	90,574
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Taxes payable		450
Accounts payable, accrued expenses and other liabilities		12,624
Due to related party		540
TOTAL LIABILITIES	$	13,614
Commitments and Contengencies		-
MEMBER'S EQUITY		76,960
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	90,574

The accompanying notes are an integral part of these financial statements.

Palmas Securities, LLC
Statement of Income
For the year ended December 31, 2023

REVENUES	
Commission revenue	$ 115,441
Total revenue	115,441
EXPENSES	
Professional service fees	38,593
Regulatory fees	4,678
Communication, data, and technology	2,293
Occupancy and equipment	7,714
Other	10,823
Total expenses	64,101
INCOME BEFORE PROVISION FOR INCOME TAXES	51,340
Tax expense	(1,888)
NET INCOME	$ 53,228

The accompanying notes are an integral part of these financial statements.


Palmas Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2023


CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	53,228
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		2,264
Changes in operating assets and liabilities:		
Receivables from brokers, dealers and clearing organizations		(3,833)
Prepaid deposits and expenses		(882)
Accounts payable, accrued expenses and other liabilities		11,213
Net cash provided by operating activities		61,990
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(90,000)
Net cash used in financing activities		(90,000)
NET DECREASE IN CASH		(28,010)
CASH AT BEGINNING OF THE YEAR		86,385
CASH BALANCE AT THE END OF YEAR	$	58,375

Palmas Securities, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2023

BALANCE AT DECEMBER 31, 2022	$	113,732
Distributions to member		(90,000)
Net income		53,228
BALANCE AT DECEMBER 31, 2023	$	76,960

The accompanying notes are an integral part of these financial statements.

---

1. **Organization and Nature of Business**

Palmas Securities, LLC (the Company) was organized as a Puerto Rico Limited Liability Company in February 2021 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in August 2021. Mr. Edward Kim is 100% owner of Palmas Securities, LLC. The Company's business is to engage in commission sharing activities involving institutional customers serviced through another member firm in which Mr. Kim is a registered representative.

The Company has an executed commission-sharing agreement with PeachCap Securities ("PeachCap"), the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and does not carry accounts for customers.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2023 and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2023 financial statements.

Equipment

Equipment is recorded at cost less accumulated depreciation. Additions, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations.

Receivables from Brokers, Dealers and Clearing Organizations

The Company has an executed commission-sharing agreement with PeachCap Securities ("PeachCap"); as such, receivables from brokers, dealers and clearing organizations represents amounts owed to the Company from PeachCap and is disclosed in the Statement of Financial Condition. Broker dealer receivables are generally received within 30 days and are treated as non-allowable assets in the Company's net capital computation.

Income Taxes

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Commission-Sharing

The Company has engaged in a commission-sharing agreement wherein the Company introduces institutional customers to PeachCap for general securities transactions. This arrangement results in the Company earning sales commission revenue, primarily generated by the trading of fixed income and municipal securities executed by the other member firm. The shared commission revenue is paid to the Company on a monthly basis and is recognized in the period it is earned. The revenue is disclosed in the Statement of Income in accordance with applicable accounting standards.

Fair Value Measurements

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quote prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates and are generally valued using discounted cash flow techniques.

3. **Receivables from Brokers, Dealers and Clearing Organizations**

The Company had $28,315 net receivable from PeachCap at month end and this balance is disclosed in receivables from brokers, dealers and clearing organizations in the Statement of Financial Condition. Management has concluded that the receivable is fully collectible and there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets; therefore, no allowance for credit loss is needed.

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses represent advance payments made for future goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2023, the Company's prepaid deposits and expenses totaled $3,884 and is disclosed in the Statement of Financial Condition.

5. **Equipment, net**

A summary of Equipment at December 31, 2023, was as follows:

Equipment, net

Computer equipment	$	2,614
Accumulated depreciation		(2,614)
Total equipment, net	$	-

Depreciation expense for the year ended 2023 was $2,264 which is encompassed in occupancy and equipment in the Statement of Income.

6. **Related Parties**

The Company is a single member limited liability company. In connection with this relationship, the Company and its Member have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Member on its behalf. During 2023, the Company recorded expenses under this agreement totaling $5,640. Included in the total is a provision for rent. The Company recorded rent expense totaling $4,350 related to the shared agreement with the Member. The agreement is considered month-to-month until and is subject to termination by either party. As of December 31, 2023, the Company had an outstanding obligation of $540 to related parties as per the terms of this agreement, and this amount is disclosed in the Statement of Financial Condition.

7. **Professional Service Fees**

In the reporting period, the company incurred fees for professional services provided by individuals with specialized skills, expertise, knowledge and licensing. These services, including those offered by consultants, accountants, and other professionals, are essential for the effective operation of the business. The fees disclosed in the financial statements represent compensation for the time, knowledge, and efforts expended in delivering specific services crucial to the company's operations and strategic initiatives.

Professional service fees

Audit	$	9,511
Finop and accounting services		17,318
Tax services		10,770
Outsourced consulting		994
Total professional services fees	$	38,593

8. **Net Capital Requirements**

   Net Capital Requirements

   The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1. At December 31, 2023, the Company had net capital of $44,761 which was $39,761 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 30.41%.

   Reserve Requirements

   The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2023, without exception.

9. **Subordinated Liabilities**

   As of December 31, 2023, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the year ended December 31, 2023.

10. **Member's Equity**

    During the fiscal year ending on December 31, 2023, the Company distributed $90,000 to its sole member, utilizing funds exclusively sourced from accrued profits, thereby aligning with regulatory guidelines. Notably, withdrawing equity capital within one year from the contribution date is strictly prohibited without written authorization from FINRA. The distributions had a noteworthy impact on the Company's capital structure for the reporting period.

11. **Commitments and Contingencies**

    Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2023, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

12. **Subsequent Events**

    On February 7, 2024, the Company disbursed $20,000 to its sole member. Apart from this transaction, management has evaluated all events or transactions that occurred after December 31, 2023, through February 9, 2024, the date of the issued financial statements and found no further material subsequent events necessitating recording or disclosure in the December 31, 2023, financial statements.

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the year ended December 31, 2023

Palmas Securities, LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
For the year ended December 31, 2023

Computation of Net Capital

Member's Equity	$	76,960
Non-Allowable Assets		(32,199)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	44,761

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	908
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	39,761

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	13,614
Percentage of Aggregate Indebtedness to Net Capital		30.41%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2023 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 16, 2024.

Palmas Securities, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
For the year ended December 31, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $44,761 which was $39,761 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 30.41%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to footnote 74 of SEC Release 34-70073.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

Palmas Securities, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2023



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Edward Kim.
of Palmas Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Palmas Securities, LLC (the "Company"):

(1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company conducts business activities involving commission sharing for business executed through other broker dealers in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts for broker dealers (PAB accounts) (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Palmas Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Houston, Texas
February 9, 2024

Exemption Report for Non-Covered Firm
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2023

Palmas Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving commission sharing for business executed through other broker-dealers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

(3) The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, *Edward M. Kim*, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Edward M. Kim
Palmas Securities, LLC

By: **Edward Kim**
Title: CEO | CCO